MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation (“Western” or the “Company”) and the results of operations for the years ended September 30, 2004, 2003 and 2002 are to be read in conjunction with the consolidated financial statements and related notes for the years then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These statements together with the following management’s discussion and analysis, dated December 23, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. The forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion. Factors which could cause actual results or events to differ include, but are not limited to: general economic conditions; interest and currency exchange rates; the cost and availability of capital; changes in world precious metals markets; costs and supply of materials relevant to the mining industry; change in government; and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Table of Contents

1.

Corporate Overview

1.1

Overview of the business

1.2

Outlook

1.3

Corporate results

2.

Capital Structure and Financing

2.1

Capital stock

2.2

Liquidity and capital resources

2.3

Long term contractual obligations

3.

Risk Management

4.

Critical Accounting Estimates

5.

Changes in Accounting Policies

6.

Recent Canadian Accounting Standards Issued But Not Yet Adopted

1.   Corporate Overview

1.1  Overview of the business

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

Peñasquito property update

In fiscal 2004 exploration work on the Peñasquito property focused on two deposits, the Chile Colorado deposit and the Peñasco deposit. Work on the Chile Colorado deposit focused on in-fill drilling in order to increase the confidence level of the resource estimate, which was subsequently updated. Samples from Chile Colorado were taken for metallurgical testing and the results of this work, together with the updated resource estimate, were used in the preparation of a pre-feasibility study, prepared by M3 Engineering and Technology Corporation (“M3”), which was released on April 13, 2004.

A resource calculation by SNC-Lavalin Engineers and Constructors Inc. (“SNC-Lavalin”) in March 2004, established the Chile Colorado deposit at Peñasquito as one of the world’s largest undeveloped bulk mineable silver resources. It is estimated to contain an in-situ and undiluted measured and indicated mineral resource of 148.7 million tonnes grading 34.3 g/t silver, 0.34 g/t gold, 0.28% lead and 0.84% zinc, using a US$3.75 per tonne net smelter return cutoff. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. The pre-feasibility study by M3 completed in March 2004 indicated an after-tax Internal Rate of Return, based on 100% equity, of 15.3% using metal prices of US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead. The study projected a mine life of 13.5 years using a production rate of 20,000 tonnes per day with indicated potential metal recoveries of 103 million ounces of silver, 626,000 ounces of gold, 835,000 tonnes of zinc and 287,000 tonnes of lead. Payback of initial capital investment will be realized in 4.9 years, based on the above assumptions.

Following the exploration work on Chile Colorado, the Company completed a 40,000 meter drill program during fiscal 2004 in areas outside the Chile Colorado deposit. The objectives of the program were to estimate the mineral resource at the Peñasco deposit, within the Outcrop Breccia, evaluate the high grade intersection at La Palma in the northeast region of Peñasquito, evaluate the significance of the property’s El Sotol and El Chamisal discoveries, and begin delineation drilling at Peñasquito’s Azul NE and Luna Azul zones.

The highlights of the latest drilling at Peñasco include:

-

Delineation of a large mineral deposit at Peñasco, located 1.5 kilometres northwest of Chile Colorado. The Peñasco deposit underlies the entire eastern half of the Outcrop Breccia pipe covering an area 600 meters east-west by 700 meters north-south. Mineralization remains open at depth and extends in excess of 500 meters below surface;

-

Identification of high-grade gold mineralization within the Peñasco deposit. Hole WC-112 contains two high-grade gold intercepts, including 10 metres averaging 35.74 grams per tonne, (1.15 ounces per ton) and 8 metres averaging 26.7 grams per tonne, (0.86 ounces per ton);

-

Discovery of shallow gold-silver oxide mineralization offering the potential for mining and heap leach processing early in the project development, thereby providing an opportunity to improve project returns;

-

An initial resource estimate at Peñasco (released October 4, 2004) expands the overall resource base at the Peñasquito project. Peñasco’s initial indicated sulfide resource of 124.26 million tonnes using a US$3.75 NSR cutoff, contains 109.73 million ounces of silver, 2.0 million ounces of gold, 852 million pounds of lead and 1,761 million pounds of zinc. An inferred sulfide resource of 84.65 million tonnes contains 70.32 million ounces of silver, 1.38 million ounces of gold, 535 million pounds of lead and 1,211 million pounds of zinc.

Exploration work on the Peñasco deposit to both increase the level of confidence of the estimate and expand the boundaries of the resource is continuing. A feasibility-level study encompassing both the Chile Colorado deposit and the Peñasco deposit commenced in June 2004 with preparations to collect samples for metallurgical testing from the Peñasco deposit.

Carmacks Property update

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an open-pit mineable reserve of 15.5 million tonnes grading 1.01% copper. Basic engineering was completed on this project in 1997, suggesting an economic project above US$1.05/lb. copper. The Company is reviewing the economics of the project and has initiated discussion with the Yukon Government with a view to recommencing the permitting process.

San Nicolas property update

San Nicolas is a massive sulphide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. Because of depressed metal prices and a global oversupply of zinc metal at the time, the project has been on care and maintenance status for the past three years.

1.2  Outlook

During 2004, Western continued to focus its exploration efforts on its Peñasquito project in Zacatecas State, Mexico. Over the next twelve months the Company’s objectives relating to the Peñasquito project include:

-

Establishing whether there is continuity to the high grade gold zone at Peñasco;

-

Increasing confidence level in the Peñasco resource, moving material from the indicated and inferred, to the measured and indicated category;

-

Evaluating the potential of the other zones within Peñasquito;

-

Evaluating the oxide potential at Chile Colorado and Peñasco;

-

Evaluating the potential of selective underground mining of the Peñasco gold zone;

-

Completing a feasibility study that will include the Chile Colorado and Peñasco deposits, combined;

-

Completing an Environmental Impact Assessment and obtaining permits for construction and development.

M3, the company that completed a pre-feasibility study in March 2004 for Chile Colorado has now commenced a feasibility study for Chile Colorado and Peñasco which is expected to be completed by mid 2005.

Work on the Environmental Impact Assessment, also by M3, is dealing with permitting issues and is progressing well. It is scheduled for completion by mid 2005. Base line studies were initiated in July 2003 and will form part of an environmental impact study.

Western will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulphide deposit in Zacatecas, Mexico.

Because of higher copper prices, Western will continue reviewing its 100%-owned Carmacks oxide copper project in the Yukon, Canada, with a view to moving the project forward. Western has already initiated a project agreement with the Yukon Government to recommence the environmental review process.

1.3  Corporate results

Consolidated Financial and Operating Information

As at September 30, 2004, 2003 and 2002

	2004	2003	2002
	$	$	$
Loss for the period	9,333,284	1,839,981	510,360
Loss per share	0.24	0.06	0.02
Total assets	57,728,670	42,654,402	38,774,466
Working capital	12,712,645	2,066,669	1,494,940
Acquisition and exploration expenditures	6,522,181	5,467,327	4,421,638
Feasibility study expenditures	1,245,878	323,702	-

Results of Operations

The Company’s net loss for the year ended September 30, 2004 was $9,333,284, or $0.24 per share, compared to a net loss of $1,839,981, or $0.06 per share, for the year ended September 30, 2003. The increase of $7,493,303 in the 2004 loss over 2003 is mainly attributable to:

1)

Increased employee stock-based compensation by $3,429,402, recorded and expensed in 2004 in accordance with changes in Canadian generally accepted accounting principles (“GAAP”) relating to the expensing of stock-based compensation. Prior to fiscal 2004 and in accordance with GAAP at that time, the Company did not expense the fair value of stock options granted to employees and directors. The fair value of stock options grants is determined based on the Black-Scholes option pricing model;

2)

Increase in write-off of mineral properties by $3,691,062 arising from the write-down of the Company’s San Jeronimo and Ramos properties;

3)

Increases in office and administration, and shareholder communications and travel totaling $410,668 in 2004, arising from additional costs as the result of the Company being listed on the American Stock Exchange (“Amex”), increasing staff and office space, and higher costs for printing, communications and insurance.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company’s quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Mineral Property Expenditures	Total Assets
	$	$	$	$
September 30, 2004	5,030,287	0.13	2,756,824	57,728,670
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402
June 30, 2003	331,046	0.01	1,997,448	42,989,616
March 31, 2003	493,268	0.02	808,205	41,632,793
December 31, 2002	253,864	0.01	1,045,221	39,905,557

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

-

Stock based compensation expense of $669,621 recorded on September 30, 2004, $1,127,725 recorded on June 30, 2004, $1,855,997 recorded on March 31, 2004, and $45,316 recorded on December 31, 2003, were all a result of the issuance of new stock options to directors and employees. Stock based compensation expense of $269,257 recorded on September 30, 2003, was a result of the issuance of new stock options to non employees;

-

Mineral property expenditures were greater by $1,011,667 during the quarter ended September 30, 2004 as compared to the prior quarter, as a result of additional drilling costs and feasibility costs relating to the Peñasquito project;

-

Shareholder communications and travel being greater by $95,248 during the quarter ended March 31, 2004 as compared to the prior quarter, due to the hiring of additional investor relations support;

-

Mineral properties being written off on September 30, 2004 totaling $4,020,565, and on September 30, 2003 totaling $329,503.

Mineral Properties and Related Deferred Costs

Mineral property expenditures during the year ended September 30, 2004 were $7,768,059, compared to mineral property expenditures of $5,791,029 during the previous year. Of the total mineral property expenditures, $1,245,878 related to the Peñasquito pre-feasibility study and feasibility study, jointly referred to as the feasibility studies. The remaining $6,522,181 related to property payments and exploration expenditures, which included a large scale drilling program on the Peñasquito property.

Of the total amount of $7,768,059 spent on mineral properties during the year ended September 30, 2004, 96% was spent on the Peñasquito project. Principal Peñasquito expenditures include drilling and assaying expenditures ($4,780,582), feasibility expenditures ($1,245,878), consulting fees relating to exploration ($395,748), property payments ($241,966), geological fees relating to exploration ($267,382), and exploration office and miscellaneous expenditures ($520,066).

Mineral property expenditures increased by $1,977,030 in the year ended September 30, 2004 as compared to mineral property expenditures during the year ended September 30, 2003. The increase was due to an increase in drilling and assaying costs on Peñasquito of $3,243,989, an increase in project costs relating to the feasibility studies of $922,176, partially offset by a decrease in acquisition costs of $999,280, due mainly to the final property payment of $1,019,863 being paid in June 2003, a decrease of $400,829 in geological and consulting costs relating to exploration, and a decrease of $789,026 in the amount of expenditures on other properties not related to Peñasquito.

2.   Capital Structure and Financing

2.1  Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,839,688
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	281,500	1,256,655
Balance at December 23, 2004
	47,968,081	142,039,441

As at December 23, 2004 the Company had outstanding no share purchase warrants and 2,431,500 stock options.

2.2  Liquidity and capital resources

The Company’s working capital at September 30, 2004 was $12,712,645 compared to working capital of $2,066,669 at September 30, 2003. The working capital figures included cash and cash equivalents of $13,528,534 at September 30, 2004 and $2,744,038 at September 30, 2003. The increase in cash was due mainly to an equity financing completed in December 2003, and the exercising of share warrants and share options.

Management has estimated that the Company will have adequate funds from existing working capital, and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. As the Company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the Company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Financing Activities

Subsequent to year end, the Company completed a public offering of 6,325,000 common shares at a price of $10.25 per common share for gross proceeds of $64,831,250 which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

During the year ended September 30, 2004, the Company received $5,477,200 from the exercise of 2,190,000 share purchase warrants, at prices ranging from $1.00 to $5.78 per share, and $3,022,900 from the exercise of 1,467,500 share purchase stock options, at prices ranging from $1.00 to $4.60 per share.

On December 16, 2003, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share. The Company received $11,570,950 (net of cash offering costs of $789,050). Agent warrants were issued as stock issuance fees and assigned a value of $302,020. A portion of this capital provided the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $7,768,059 on acquisition, exploration and feasibility studies during the year ended September 30, 2004, ($5,791,029 during the year ended September 30, 2003) 96% of which was spent on the Peñasquito project.

The Company expects to continue with an active exploration program for the fiscal year 2005, and the preparation of a feasibility study for the Chile Colorado and Peñasco deposits, which began in April 2004 and is expected to be completed by mid 2005.

2.3  Long term contractual obligations

During the year ended September 30, 2004, the Company entered into a formal rental agreement with a company owned by a director of Western, for sublease of office space, including furniture and equipment. The agreement expires June 30, 2007, with the fees determined at market rates. During the year ended September 30, 2004, Western paid a total of $75,467 to this company. The amounts committed are as follows:

Contractual Obligations as at September 30, 2004	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Rental Agreement	$266,111	$96,767	$169,344	-	-

Total Contractual Obligations	$266,111	$96,767	$169,344	-	-

3.   Risk Management

Risk and Uncertainties

Risk Capital

Western is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, management of Western believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western to obtain necessary permits and financing to successfully place the property in production and upon future profitable production.

Although some of the expenditure required at its projects in the future may be met by third parties, Western will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties

Western’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute Western’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

Western is currently operating mainly in Mexico and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals improved in the twelve months to September 30, 2004, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

4.   Critical Accounting Estimates

The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets, and accounting for stock-based compensation. The Company’s accounting policies are set out in full in the annual financial statements.

Mineral Properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company records its interest in mineral properties at cost. Expenditures on properties which have resources or significant mineralization are deferred. These deferred expenditures are to be amortized against any future production, or written off if the properties are abandoned or their value becomes impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If net carrying value of the property exceeds the estimated future net cash flows, the property would be written down to fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based Compensation

Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

5.   Changes in Accounting policies

As at October 1, 2003, the Company adopted the standard relating to the CICA amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”. The new amendments require an expense to be recognized in financial statements for all forms of stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company adopted this standard on a prospective basis.

6.   Recent Canadian Accounting Standards Issued But Not Yet Adopted

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are not required to adopt the section until October 1, 2004, and the implementation of Section 3110 will not have a material impact on our 2005 consolidated financial statements.

On Behalf of Western Silver Corporation

“Joseph Litnosky”

Vice-president, Finance